SECURITI 22004703

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FOCUS N

SEC FILE NUMBER
8- 69100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StockKings Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway, Suite 346
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Lewis — 212-763-5820 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RM

OATH OR AFFIRMATION

I, Gregory A. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StockKings Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows

Sharme's Smith
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG312882
Expires 3/18/2023

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCKKINGS CAPITAL LLC
Table of Contents

Ad3ptus

Adeptus Partners, LLC
Accountants Advisors
New York NY 10019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Stockkings Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockkings Captial LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stockkings Capital LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stockkings Capital LLC's, management. Our responsibility is to express an opinion on Stockkings Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockkings Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Stockkings Capital LLC's financial statements. The supplemental information is the responsibility of Stockkings Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Stockkings Capital LLC's Inc.'s auditor since 2016.

Adeptus Partners LLC

March 16, 2020

Stockkings Capital, LLC
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	24,655
Leasehold improvements, net		-
Security deposit with clearing broker		35,308
TOTAL ASSETS	$	59,963
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	12,438
Due to broker		10,936
Total Liabilities		23,374
Member's Equity		36,589
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	59,963

The accompanying notes are an integral part of this financial statement.

Stockkings Capital, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenue		
Commissions	$ 21,982	
Interest and other	12	
Total revenue		$ 21,994
Expenses		
Commissions, salaries and benefits	24,688	
Clearing charges	29,732	
Occupancy	3,810	
Professional fees	42,858	
Travel and entertainment	5,493	
General and administrative	19,377	
Total expenses		125,958
Net loss		$ (103,964)

The accompanying notes are an integral part of this financial statement.

Stockkings Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance, January 1, 2019	$	21,897
Member's Contributions		118,656
Net loss		(103,964)
Balance December 31, 2019	$	36,589

The accompanying notes are an integral part of this financial statement.

Stockkings Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net loss	$	(103,964)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		112
Net change in operating assets and liabilitites:		
Increase in due to broker		7,748
Decrease in prepaid expenses and other assets		10,676
Increase in security deposit with clearing broker		(13,011)
Increase in accounts payable and accrued expenses		4,438
Net cash used in operating activities		(94,001)
Cash flows from financing activities:		
Member's contributions		118,656
Net increase in cash and cash equivalents		24,655
Cash, beginning of year		-
Cash, end of year	$	24,655

The accompanying notes are an integral part of this financial statement.

STOCKKINGS CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Stockkings Capital LLC (the Company) was formed in 2012 as a limited liability company in accordance with the laws of the state of New York and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Stockkings Holdings, Inc. The Company was approved by FINRA to operate as a registered broker dealer in June of 2013.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements are recorded at cost. Amortization are computed on the straight-line method over the life of the lease.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2014 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) LEASES

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year beginning January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company monthly based upon occupancy. This expense sharing agreement is renewed annually. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

(j) SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition or disclosure through March 16, 2020, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000. At December 31, 2019, the Company had net capital and net capital requirements of $36,589 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2019, the Company's net capital ratio was .64 to 1.

Note 3. LEASEHOLD IMPROVEMENTS, NET

Leasehold improvements as of December 31, 2019 consists of the following:

Leasehold improvements	$	2,700
Less: Accumulated amortization		(2,700)
Leasehold improvements, net	$	-

Amortization expense for the year ended December 31, 2019 was $112.

Note 4. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, due from clearing broker, prepaid expenses and other assets, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to their short-term nature.

Note 5. COMMITMENTS AND CONTINGENCIES

Rent charged to expense for the Company's facilities for the year ended December 31, 2019 was approximately $3,810. The lease is in the Parent's name and the Company is allocated a prorated portion a month through an expense sharing agreement (See Note 7).

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies, subject to normal deductibles, and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which has not exceeded federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7. RELATED PARTY

The Company entered into an expense sharing arrangement with its Parent whereby the Parent would pay certain common expenses and allocate an appropriate share to the Company. This agreement is renewed annually and changed, as appropriate, to the current working environment and conditions.

SUPPLEMENTARY INFORMATION

Stockkings Capital, LLC
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1
December 31, 2019

Credit	
Member's Equity	$ 36,589
Debits:	
Nonallowable assets:	
Prepaid expenses and other assets	-
Leasehold improvements, net	-
Total debits	-
Net capital before haircuts	36,589
Haircuts on securities positions	-
Net Capital	36,589
Minimum requirements of 6-2/3% of aggregate indebtedness of $23,374, or SEC requirement of $5,000, whichever is greater	5,000
Excess net capital	$ 31,589
Aggregate Indebtedness:	
Due to broker	10,936
Accounts payable and accrued expenses	12,438
Total aggregate indebtedness	$ 23,374
Ratio of Aggregate Indebtedness to Net Capital	.64 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the amended unaudited Form X-17A-5 as of December 31, 2019.

See report of Independent Registered Public Accounting Firm and the notes to the financial statements.

Ad3ptus

Adeptus Partners, LLC
Advisors
244 West 54th Street
New Y NY 10019
phone
fax 212
www Adeptus om

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Stockkings Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stockkings Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stockkings Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provision") and (2) Stockkings Capital LLC stated that Stockkings Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stockkings Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stockkings Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Adeptus Partners LLC

New York, New York
March 16, 2020

StockKings

Member: FINRA/SIPC

March 16, 2020

Adeptus Partners, LLC
244 West 54th Street, 9th Floor
New York, NY 10019

This representation letter is provided in connection with your audit of the financial statements of Stockkings Capital LLC, which comprise the statement of financial condition as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and schedules (collectively referred to as the financial statements), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 16, 2020, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated December 12, 2019, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB ASC 275, Risks and Uncertainties* .
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used in developing the accounting estimates reported in the financial statements.
- We understand and acknowledge our responsibility for the fair presentation of the Schedule of Net Capital Computation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Schedule of Net Capital Computation, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Schedule of Net Capital Computation have not changed from those used in the prior period. The form and content of the Schedule of Net Capital Computation complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2019 or through March 16, 2020 other than what was disclosed during the audit.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2019 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2019.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions, compliance functions, and other auditors concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2019 and through March 16, 2020.

- Net capital computations prepared by us during the period January 01, 2019 through December 31, 2019 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2019 or during the period January 01, 2019 through March 16, 2020, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- The Parent Company (Stockkings Holdings, Inc) agrees to continue to fund the Company from January1, 2020 through March 16, 2020 (the date of the audit report).
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

Title: CEO

Signature: ______________________

Title: CEO

StockKings Capital, LLC

Exemption Report

under Rule 17a-5(d)(4) of the

Securities and Exchange Commission

December 31, 2019

In accordance with the Company's membership agreement with FINRA, the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2019, without exception.

Signed,

Greg Lewis, Managing Member

March 16, 2019

See Independent Accountant's Report

STOCKKINGS CAPITAL LLC
FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR'S REPORTS
December 31, 2018